UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
JUNIPER CAPITAL GROUP, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
9 WEST 57TH STREET, 26TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EILEEN KOTECKI **(212) 715-0492**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 FIFTH AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:
- ■ Certified Public Accountant
- □ Public Accountant
- □ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **EILEEN KOTECKI**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **JUNIPER CAPITAL GROUP, LLC**, as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

MANAGING DIRECTOR

Title



KENNETH MERLO
NOTARY PUBLIC-STATE OF NEW YORK
No. 02ME5076765
Qualified in New York County
My Commission Expires June 09, 2011

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

JUNIPER CAPITAL GROUP, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JUNIPER CAPITAL GROUP, LLC
(A Limited Liability Company)
DECEMBER 31, 2009

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Juniper Capital Group, LLC

We have audited the accompanying statement of financial condition of Juniper Capital Group, LLC (a limited liability company) (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, generally accepted accounting principles require that defined-benefit pension plans be accounted for in conformity with the applicable standards under the Financial Statements Accounting Board Accounting Standards Codification ("FASB ASC") Topic 715, *Compensation - Retirement Benefits*, as discussed in Note 1. Rather, the Company charges operations for the amount of its contribution to the pension plan that is currently deductible under the provisions of the Internal Revenue Code, as amended, and has not disclosed all of the information required to be disclosed by FASB ASC 715 in the accompanying statement of financial condition. The effects of these departures from generally accepted accounting principles on financial position have not been determined.

In our opinion, except for the effects of the matters discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Juniper Capital Group, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statement of financial condition, as of January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes and adopted new accounting guidance with respect to fair value measurements related to non-financial assets and liabilities.



CERTIFIED PUBLIC ACCOUNTANTS

February 16, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

JUNIPER CAPITAL GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	735,169
Prepaid expenses and other current assets		11,154
Prepaid income taxes		9,970
Property and equipment, less accumulated depreciation of $1,999		2,433
TOTAL ASSETS	$	758,726

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	475,965
Commitments and contingencies (Notes 2 and 6)		
Member's equity		282,761
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	758,726

See accompanying notes to the statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Juniper Capital Group, LLC (the "Company"), a wholly owned entity of Juniper Group, LLC (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer of securities and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed under the laws of the State of Delaware. The Company derives its revenue from the private placement of securities and the provision of consulting services.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Furniture and equipment

Furniture and equipment stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range from five to seven years.

Revenue recognition

Revenues are recognized when the Company's services are complete.

Recently adopted accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the statement of financial condition and accompanying notes.

On January 1, 2009, the Company adopted the authoritative guidance on fair value measurement for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis (at least annually). Adoption of the new guidance did not have a material effect on the Company's statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting pronouncements (continued)

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the new standard did not have a material effect on the Company's statement of financial condition.

Income taxes

The Company has elected to be treated in the same manner as a partnership under the applicable provisions of income tax laws. The Company is a single-member limited liability company; accordingly, no income taxes are incurred by the Company, as earnings and losses flow directly to the Parent. The Parent is subject to the New York City General Corporation Tax. In accordance with tax allocation policy, the Company is charged its share of the New York City General Corporation Tax.

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before the statement of financial condition is issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the statement of financial condition; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its statement of financial condition; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 16, 2010.

NOTE 2. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at one large money center bank. Concentration of credit risk arises from balances that from time to time may exceed the Federal Deposit Insurance Corporation's insurance limit.

NOTE 3. SIGNIFICANT CUSTOMERS

During 2009, three of the Company's customers accounted for 63% of net revenues.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of approximately $259,000, which exceeded the Company's minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.84 to 1 as of December 31, 2009.

NOTE 5. EMPLOYEE RETIREMENT PLAN

In December 2007, the Company adopted a noncontributory defined benefit plan covering its sole employee. Under the provisions of the plan, the Company's policy is to fund pension costs by making actuarially determined annual deposits to the plan. The expense associated with the plan for the year ended December 31, 2009, was approximately $86,000. Such amount is included in accrued liabilities in the accompanying statement of financial condition.

NOTE 5. EMPLOYEE RETIREMENT PLAN (CONTINUED)

GAAP requires that defined-benefit pension plans be accounted for in conformity with the requirements of accounting for pensions, preliminary under FASB ASC 715, which requires, among other things, that companies recognize the compensation cost of an employee's benefits (including prior service costs) over the employee's approximate service period. The Company charges operations for the amount that can be funded, as discussed above. FASB ASC 715 also requires that employers who sponsor defined-benefit pension plans disclose a number of attributes regarding the defined benefit obligation at the date of the statement of financial condition. Those attributes include the provision for the period (including a reconciliation of beginning and ending balances of the benefit obligation showed separately, if applicable) and the effects during the period attributable to each of the following: service cost, interest cost, contributions by plan participants, actuarial gains and losses, benefits paid, plan amendments, and other items.

FASB ASC 715 also requires disclosures relating the fair value of plan assets, the funded status of the plan, information about plan assets, the accumulated benefit obligation, benefits under the plan expected to be paid in each of the next five years and the aggregate for the years thereafter, and other items stated in the guidance. The guidance also requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This guidance also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial condition, with limited exceptions.

The Company has not made any of the calculations or disclosures required under ASC 715. Additionally, the statement of financial condition presented herein does not recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability. The effects of these departures from GAAP on the statement of financial condition have not been determined. Management has not provided the pension disclosures required under the guidance because it believes that it is impracticable to develop the information.

In December 2007, the Company adopted a 401(k) profit-sharing plan for its sole employee. Contributions to the plan are at the discretion of the Company.

NOTE 6. CONTINGENCIES

The Company has been named as one of over fifty defendants in a civil action brought by an individual plaintiff on behalf of the State of New Mexico. The nature of the litigation seeks recovery of funds invested by the State of New Mexico with various individuals and financial entities, including the Company. The Company has not been properly served under the New Mexico rules of civil procedure. However, if the Company is properly served, management intends to vigorously defend the civil action.

In another matter, a former registered representative has requested amounts purportedly due him for prior services. At December 31, 2009, the Company has accrued its estimate of the amount due. The Company's counsel is unable to predict the ultimate outcome of this matter at this time.